May 11, 2011

VIA TELEFAX (202) 551-3761
AND U.S. MAIL

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zygo Corporation
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 13, 2010
File No. 0-12944

Dear Mr. Vaughn:

     Zygo Corporation (“Zygo” or the “Company”) submits this letter in response to the Staff’s comments contained in the letter dated May 4, 2011 addressed to Mr. Chris L. Koliopoulos, Chief Executive Officer of Zygo (the “Letter”), referencing the original comment letter dated March 30, 2011 and the Company’s response thereto dated April 13, 2011. The Staff’s comments are reprinted below followed by Zygo’s responses to these comments.

Forms 10-Q as of September 30 and December 31, 2010

Item 4. Controls and Procedures, pages 25 and 27, respectively

1.)	We note your response to prior comment three. As previously requested, please amend your September 30 and December 31, 2010 Forms 10-Q to provide a conclusion regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K.

Response: Zygo acknowledges the Staff’s comments and advises the Staff that the Company’s September 30 and December 31, 2010 Forms 10-Q were amended on May 10, 2011, to provide a conclusion regarding the effectiveness of our disclosure controls and procedures as required by Item 307 of Regulation S-K.

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
May 11, 2011

Forms 10-Q as of December 31, 2010

Notes to Condensed Consolidated Financial Statements

Notes 3 – Acquisitions, page 8

2.)	We note your response to prior comment five. Please revise future filings to clarify how you determined that the ASML asset acquisition was a business, similar to your response.

Response: Zygo acknowledges the Staff’s comments and advises the Staff that, in future filings (including the Form 10-Q filed on May 10, 2011, for the quarter ended March 31, 2011), the Company will clarify how it determined that the ASML asset acquisition met the definition of a “business” for purposes of paragraphs 805-10-55-4 through 55-9 of the FASB Accounting Standards Codification.

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Zygo acknowledges that

• Zygo is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

• Zygo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very Truly Yours,

John P. Jordan
Vice President and Chief Financial Officer

cc:	Chris Koliopoulos
Mike Vehlies
John Tomich
Sheldon Nussbaum, Fulbright & Jaworski LLP
Ethan Brysgel, Deloitte & Touche